UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	CorporateCompetition Policy

corporate

1

1.      OBJECTIVE

The objective of this Policy is to consolidate the guidelines for preventing and combating violations to the economic order to be adopted by Ultrapar companies (“Company”) when conducting their business.

The guidelines contained herein apply to all Ultrapar companies and their subsidiaries, and to any and all Ultra partners or employees, without prejudice to additional regulations applicable to their activities.

These guidelines must also guide the conduct of all business partners, external representatives, suppliers, and service providers of Ultrapar and its subsidiaries, as well as any individual or legal entity acting in their direct or indirect interest or benefit.

This Policy must be considered together with the Code of Ethics and other Ultrapar Corporate Policies. In case of conflict between these guidelines and other Company procedures, the Risk, Integrity, and Audit Department must be consulted.

2.      COMPETITIVE GUIDELINES FOR INTERACTING WITH COMPETITORS

2.1. Sharing or accessing competitively sensitive information

All Ultrapar companies, partners and employees must always treat with special caution the sharing or access to competitively sensitive information from the Company or competitors, whether in the context of partnerships, contracts, corporate operations, or other forms of interaction with competitors. Depending on the nature of the information shared, the context and intention involved in the exchange, the conduct may constitute a violation to the economic order.

Competitively sensitive information is considered to be information that is not publicly available and may influence the commercial strategy of Ultrapar and/or its competitors, such as:

•      Strategic business information

•      Pricing (prices, margins, costs, and discounts)

•      Sale volumes and inventories

•      Area of activity, expansion plans and future acquisitions

•      Marketing and competition strategy

•      Employee salaries and benefits

Ultrapar’s partners and employees will also pay attention and care to presentations, external publications, and public statements about the Company’s future strategies, ensuring compliance with the guidelines for external presentations and due handling of information that is competitively sensitive.

2

 2.2. Interaction with competitors

All companies must always act completely independently and in full competition with other agents in the markets in which they operate. In this context, the companies in the Company’s economic group, as well as their partners and employees, must:

•      ensure respect for antitrust principles and legislation in all jurisdictions in which they operate

•      avoid situations that expose the Company, its partners and/or employees to sanctions arising from violations to the economic order

•      immediately communicate to the integrity area or the Risk, Integrity and Audit Department any and all situations that denote or suggest a violation or conflict, or raise doubts regarding compliance with this Policy

Any and all agreements, discussions, contacts or interactions between competitors that have as their following objective or actual or potential result are prohibited: [i] the fixing or alignment of prices or commercial conditions; [ii] the division of customers or territories; [iii] the negotiation of non-aggression pacts, boycotts, exclusion of competitors or other market agents; [iv] the exchange of any competitively sensitive information; or [v] any other conduct coordinated with a competitor that may interfere with the way Ultrapar companies operate in the market.

2.3. Bidding

The same prohibitions and observations regarding interaction with competitors apply to participation in public or private bidding.

It is not permitted to make any agreement, discussion or understanding (verbal or written) with competitors, directly or indirectly, that could interfere or influence the result of public or private bidding, carried out in Brazil or abroad, such as:

•      adjust values or terms or conditions of proposals or bids

•      split a set of bids or split lots of a bid

•      agree with a competitor not to appear or participate in a bidding process or to withdraw a proposal

•      submit proposals with purposefully high or formally inadequate prices, with a view to their disqualification

•      arrange rotations with competitors, so that they alternate between the winners of the bids

It is lawful for the Company, in a completely independent manner, to eventually decide not to participate in a given bid or to withdraw from a proposal already formulated within the scope of a bid, if this is the best decision for the business.

In case of entering into a consortium between the Company and competitors to participate in a bidding process, such consortium must be previously submitted to analysis and authorization by Ultrapar’s Legal Department and, if necessary, also by CADE, observing all relevant rules to ensure strict compliance with competition protection legislation.

3

2.4. Participation in unions, associations, federations and other professional entities

Unions, associations, federations, and professional entities play an important role in society, as they defend and represent legitimate interests of their respective sectors of representation.

However, as such entities provide interaction between competitors, any partner or employee who participates in such entities must act with attention and care. All companies, partners and employees must ensure that relationships with unions, associations, federations, and professional entities are always guided by transparency and legitimate interests.

It is important that meetings and interactions with such entities observe the guidelines below:

•      are preferably carried out by at least two Company representatives, trained by the Integrity Program

•      be preceded by official and recorded invitations, agendas, and schedules, clearly indicating the purpose and topics to be discussed at that specific meeting or gathering.

•      minutes or meeting notes formalizing the topics discussed in the meeting must be documented.

In addition, meeting participants must:

•      examine the meeting agenda in advance, and, if there are anti-competitive topics among the subjects to be discussed, refuse to participate in the meeting

•      discuss only matters that do not involve competitively sensitive information or alignment with competitors that could constitute a violation to the economic order

•      Immediately terminate any conversation with employees or representatives of competing companies related to competitively sensitive information or the possibility of any type of commercial alignment

•      if potentially anticompetitive issues are raised by a participant in a meeting, immediately interrupt the conversation, clearly indicating non-participation in that discussion, and leave the meeting immediately before it continues, demanding that the departure be recorded in the minutes.

•      make sure that the minutes of the meeting include the entirety of the discussions, in order to demonstrate their legality, keeping the respective document on file

•      never share competitively sensitive information in this context. Any request for information made must be presented immediately to the business’s legal department, which will guide the response.

4

2.5. Acts of economic concentration

Acts of economic concentration are corporate operations in which:

•      Two or more previously independent companies merge;

•      A company or individual acquires, directly or indirectly, by purchase or exchange of shares, quotas, bonds or securities convertible into shares, or tangible or intangible assets, by contract or by any other means or form, the activities of another company, in whole or in part;

•      One company merges another; or

•      Two or more companies enter into an association agreement, consortium or joint venture.

Acts of economic concentration between companies that meet certain revenue or market share criteria must be approved by competition authorities even before such operations are implemented. It is prohibited to act as a completed transaction until the final approval from the responsible competition authority has been obtained, as determined by applicable regulations.

During this period, companies must continue to conduct their activities in a completely independent manner, not sharing or discussing competitively sensitive information, in order to preserve the competitive conditions verified in the market before the transaction in question is concluded.

Any and all new business initiatives or projects being studied by any business that may constitute an act of economic concentration must be analyzed, discussed and approved in advance by the business’s Legal Department.

3.      COMPETITIVE GUIDELINES FOR INDIVIDUAL ACTION

3.1. Individual trading strategies

The Company will always conduct its individual commercial activities in accordance with antitrust legislation, contributing to the promotion of a free and competitive market environment. Businesses, partners and employees will adopt caution and attention in structuring their commercial relationships and policies to ensure that they do not harm free competition, especially in markets in which the Company may have a dominant position.

Dominant position: when the company has a 20% or more share in a given market or has the capacity to unilaterally change prices and other competitive variables without considering the pressure exerted by other agents in the market.

In practice, dominant position means the ability to unilaterally change prices and other competitive variables without considering the pressure exerted by other agents in the market, so that this percentage may vary depending on the market. The Company must pay great attention and always obtain prior advice from the respective legal department regarding any and all contracts, partnerships, negotiations or measures to be adopted that may constitute a violation to the economic order.

5

3.2. Commercial relations

Relationships with business partners, external representatives, suppliers and service providers will always be guided by respect for free competition. Differences regarding prices and other commercial conditions (payment terms and conditions, categories and quantities of products, etc.) must always be based on objective, rational, legitimate and lawful criteria.

3.3. Pricing policies

The establishment of pricing policies for its business partners will comply with the parameters of antitrust legislation. Therefore, it is prohibited to impose a fixed or minimum price policy on business partners.

3.4. Commercial actions

The adoption of sales development practices (marketing strategies, bonuses, discounts, exclusivity, among others) are, as a rule, legitimate and pro-competitive commercial actions. On certain occasions, additional caution may be necessary so that these forecasts do not result in market closure and the attenuation of competition.

When establishing such strategies, legal parameters must be observed to ensure that your commercial activities do not harm the competitive environment, being based on logical-economic rationale within the business relationship and justified for the protection of the business.

Given the complexity that may be involved in the analysis of these commercial strategies and policies, companies, partners, and employees must always consult the legal area when structuring this type of strategy, and a case-by-case examination may be necessary.

4.      VIOLATIONS TO THE ECONOMIC ORDER AND SANCTIONS

Any act that, regardless of fault, has as its object or may produce the following effects, even if they are not achieved, constitutes a violation to the economic order in Brazil:

•      limit, distort or in any way harm free competition or free enterprise

•      abuse dominant power in a relevant market for goods or services; arbitrarily increase profits

•      abusively exercise a dominant position

Any person – regardless of position or assignment – who carries out an action or conduct that limits or harms free competition and free enterprise, in addition to causing serious damage to the Company, is subject to criminal, civil and administrative penalties.

6

5.      TRAININGS

The entire target audience must participate in the mandatory periodic training of the Integrity Program. Integrity areas must [i] ensure that their employees participate in training on the subjects covered in this Policy; and [ii] offer training on this Policy to its business partners, external representatives, suppliers and service providers of Ultrapar and its subsidiaries, as well as any individual or legal entity acting in their direct or indirect interest or benefit.

6.      OPEN CHANNEL

The Open Channel is available so that anyone can report the existence or suspected violations of this Policy as well as the Code of Ethics and other internal company policies or applicable legislation and request guidance.

Site: canalabertoultra.com.br

Telephone: 0800 701 7172

Reports can be made anonymously, in order to protect the identity of those who submitted them. It is prohibited to carry out any act of threat, intimidation or retaliation against any person who [i] reports violations of this Policy and any other applicable policy or legislation, or [ii] expresses their doubts, suspicions or concerns in relation to this matter.

The Channel is operated by an independent company and all reports are duly recorded and forwarded to the Risk, Integrity and Audit Department for investigation or supervision.

Revision control
Revision	Date	Note
-	2016	Release
1	2018	Revision
2	2024	Revision
7

7.      ACCEPT TERM

Corporate Competition Policy

“I declare that I have had unrestricted access to Ultrapar’s Corporate Competition Policy, as well as having read and understood its entire content, with which I fully agree. The claim of not knowing or agreeing with the Corporate Competition Policy will not be considered as a justification for non-compliance with its provisions.”

Company:

Position:

Department:

Name:

Signature:

Date:

RG:	CPF:

City:		State:

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Corporate Competition Policy)